LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2031	glax@luselaw.com

October 27, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:     Jessica Livingston, Staff Attorney

Re:	Metropolitan Bank Holding Corp.
Registration Statement on Form S-1 (File No. 333-220805)

Dear Ms. Livingston:

On behalf of Metropolitan Bank Holding Corp. (the “Company”), we file herewith Pre-Effective Amendment No. 2 to the Form S-1 (the “Amended Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated October 26, 2017 (the “Comment Letter”).

Set forth below are the Company’s responses to the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Amended Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amended Registration Statement.

Underwriting

1.	We note the new disclosure that the underwriters will reserve 5% of the offered shares for offering on the Motif “direct to consumer” distribution platform. Please disclose the material terms of Motif’s involvement in the offering and clarify the terms of purchasing through the Motif platform. For example, please clarify what is meant by “engaged high-affinity purchasers” and whether any individual purchaser can purchase on the platform, whether there is any minimum purchase price and whether sales on the Motif platform will be completed through a batch or combined order process, and if so, the frequency and timing of such sales. Please also provide summary disclosure on page 11. In addition, please disclose how the prospective individual investors will become aware of the opportunity to participate in the IPO through Motif

Reference to Motif on page 128 has been deleted from the prospectus.

LUSE GORMAN, PC

Jessica Livingston, Staff Attorney

Securities and Exchange Commission

October 27, 2017

2.	We also note disclosure stating that sales of common stock “by investors using the Motif platform will be completed at the prevailing commission for stock transactions.” Please clarify the intended meaning of this disclosure as it appears that sales on the Motif platform are not limited to sales through the underwriter of shares of your common stock to individual investors.

Reference to Motif on page 128 has been deleted from the prospectus.

Notes to Consolidated Financial Statements

Note 20 – Quarterly Financial Data, page F-81

3.	Please revise to provide additional information which describes and discloses the preferred dividends paid in the quarterly period ended September 30, 2016 which impacted the earnings per share information disclosed. We reference Item 302(A)(3) of Regulation S-K.

The note on page F-81 of the prospectus has been revised in response to the Staff’s comment.

* * *

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (202) 274-2031.

Very truly yours,

/s/ Gary A. Lax

cc:	Mark DeFazio, President and Chief Executive Officer
Michael Brown, Esq.
Megan McKinney, Esq.
Richard D. Truesdell, Jr., Esq.
Shane Tintle, Esq.

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